Exhibit 99.1

Early Warning Reports Filed
Disposition of Common Shares of LiveReel Media Corporation

TORONTO, ONTARIO, September 14, 2017 – This press release is being disseminated as required by National Instrument 62-103 - The Early Warning System and Related Take Over Bids and Insider Reporting Issues, with respect to the filing of early warning reports (the “Early Warning Reports”) regarding the disposition of common shares (“Common Shares”) of LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel”) by Baymount Incorporated (“Baymount”), which Baymount had acquired as a joint actor with certain parties, including GraySim Family Trust (“GraySim”) and 2364201 Ontario Corp. (“2364201”), each of which is a significant shareholder of LiveReel.

The Early Warning Reports disclose, as the case may be, that on September 14, 2017, Baymount sold to several arms-length parties, through a private sale (the “Disposition”), an aggregate of 4,108,982 Common Shares in exchange for cash consideration of $41,090 United States dollars (approximately, $49,850 Canadian dollars or $0.01 per Common Share), and certain changes of information and material facts related to the ownership and control over the Common Shares that were contained in the most recent early warning report reports that were filed by GraySim and 2364201, respectively.

As a result of the Disposition, Baymount no longer owns or controls, directly or indirectly, any Common Shares or other securities of LiveReel. The Disposition was made in order to provide operating capital to Baymount and to reduce its working capital deficiency.

GraySim and 2364201 each separately beneficially own 5,895,046 Common Shares, representing approximately 25.06% of the issued and outstanding Common Shares. Neither GraySim nor 2364201 currently has any intention to dispose of or acquire additional Common Shares, or to act jointly and in concert with the other with respect to its beneficial ownership or control over any Common Shares. Depending on market conditions, general economic and industry conditions, LiveReel’s business, financial condition, strategic initiatives and/or other relevant factors, GraySim and 2364201, or either of them, may develop such plans or intentions in the future.

A copy of the respective Early Warning Reports of Baymount, GraySim and 2364201 required to be filed under applicable securities laws, in each case, contain additional information related to the above matters and will be filed under LiveReel’s profile on SEDAR (www.sedar.com). To request a copy of these Early Warning Reports you can contact the Company, GraySim, or 2364201 using the contact information below.

Contacts:

Ashish Kapoor, Chief Financial Officer of LiveReel Media Corporation and Director of 2364201 Ontario Corp. - (416) 523-3350.

Michael Connell, Trustee of GraySim Family Trust - (416) 456-4154.